UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 12)*

American Apparel, Inc.
(Name of Issuer)

Common Stock, par value $.0001 per share
(Title of Class of Securities)

023850 100
(CUSIP Number)

Jacob Capps
Lion/Hollywood L.L.C.
c/o Lion Capital (Americas) Inc.
100 Wilshire Blvd, Suite 1400
Santa Monica, CA 90401
Tel.: (310) 800-1000

Copy to:

Paul Cooper
Lion Capital LLP
21 Grosvenor Place
London SW1X 7HF
United Kingdom
Tel.: +44 20 7201 2222
(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

December 28, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 023850 100

1	NAMES OF REPORTING PERSONS Lion/Hollywood L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 24,511,022.66
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 24,511,022.66
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,511,022.66
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)[X] See Item 5
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.3%†
14	TYPE OF REPORTING PERSON (See Instructions) OO

† The percentage of the class of Common Stock represented by the shares that are subject to this Schedule 13D is based on an aggregate of 199,291,887 shares of Common Stock outstanding (after giving effect to the issuance of the full 24,511,022.66 shares of Common Stock issuable upon exercise of the Lion Warrants) as of November 3, 2014, which figure is based on information set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014 and filed on November 10, 2014.

Page 3 of 14 Pages

CUSIP No. 023850 100

1	NAMES OF REPORTING PERSONS Lion Capital Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,511,022.66*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,511,022.66*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,511,022.66*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)[X] See Item 5
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.3%†
14	TYPE OF REPORTING PERSON (See Instructions) PN

* The Reporting Person disclaims beneficial ownership as described under Item 5.
† The percentage of the class of Common Stock represented by the shares that are subject to this Schedule 13D is based on an aggregate of 199,291,887 shares of Common Stock outstanding (after giving effect to the issuance of the full 24,511,022.66 shares of Common Stock issuable upon exercise of the Lion Warrants) as of November 3, 2014, which figure is based on information set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014 and filed on November 10, 2014.

Page 4 of 14 Pages

CUSIP No. 023850 100

1	NAMES OF REPORTING PERSONS Lion Capital (Guernsey) II Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,511,022.66*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,511,022.66*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,511,022.66*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)[X] See Item 5
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.3%†
14	TYPE OF REPORTING PERSON (See Instructions) PN

* The Reporting Person disclaims beneficial ownership as described under Item 5.
† The percentage of the class of Common Stock represented by the shares that are subject to this Schedule 13D is based on an aggregate of 199,291,887 shares of Common Stock outstanding (after giving effect to the issuance of the full 24,511,022.66 shares of Common Stock issuable upon exercise of the Lion Warrants) as of November 3, 2014, which figure is based on information set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014 and filed on November 10, 2014.

Page 5 of 14 Pages

CUSIP No. 023850 100

1	NAMES OF REPORTING PERSONS Lion Capital Fund II B, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,511,022.66*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,511,022.66*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,511,022.66*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)[X] See Item 5
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.3%†
14	TYPE OF REPORTING PERSON (See Instructions) PN

* The Reporting Person disclaims beneficial ownership as described under Item 5.
† The percentage of the class of Common Stock represented by the shares that are subject to this Schedule 13D is based on an aggregate of 199,291,887 shares of Common Stock outstanding (after giving effect to the issuance of the full 24,511,022.66 shares of Common Stock issuable upon exercise of the Lion Warrants) as of November 3, 2014, which figure is based on information set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014 and filed on November 10, 2014.

Page 6 of 14 Pages

CUSIP No. 023850 100

1	NAMES OF REPORTING PERSONS Lion Capital Fund II SBS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,511,022.66*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,511,022.66*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,511,022.66*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)[X] See Item 5
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.3%†
14	TYPE OF REPORTING PERSON (See Instructions) PN

* The Reporting Person disclaims beneficial ownership as described under Item 5.
† The percentage of the class of Common Stock represented by the shares that are subject to this Schedule 13D is based on an aggregate of 199,291,887 shares of Common Stock outstanding (after giving effect to the issuance of the full 24,511,022.66 shares of Common Stock issuable upon exercise of the Lion Warrants) as of November 3, 2014, which figure is based on information set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014 and filed on November 10, 2014.

Page 7 of 14 Pages

CUSIP No. 023850 100
CUSIP No. 023850 100

1	NAMES OF REPORTING PERSONS Lion Capital LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 24,511,022.66*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 24,511,022.66*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,511,022.66*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)[X] See Item 5
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.3%†
14	TYPE OF REPORTING PERSON (See Instructions) PN

* The Reporting Person disclaims beneficial ownership as described under Item 5.
† The percentage of the class of Common Stock represented by the shares that are subject to this Schedule 13D is based on an aggregate of 199,291,887 shares of Common Stock outstanding (after giving effect to the issuance of the full 24,511,022.66 shares of Common Stock issuable upon exercise of the Lion Warrants) as of November 3, 2014, which figure is based on information set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014 and filed on November 10, 2014.

Page 8 of 14 Pages

CUSIP No. 023850 100

1	NAMES OF REPORTING PERSONS Lyndon Lea
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom and Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,511,022.66*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,511,022.66*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,511,022.66*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)[X] See Item 5
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.3%†
14	TYPE OF REPORTING PERSON (See Instructions) IN

* The Reporting Person disclaims beneficial ownership as described under Item 5.
† The percentage of the class of Common Stock represented by the shares that are subject to this Schedule 13D is based on an aggregate of 199,291,887 shares of Common Stock outstanding (after giving effect to the issuance of the full 24,511,022.66 shares of Common Stock issuable upon exercise of the Lion Warrants) as of November 3, 2014, which figure is based on information set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014 and filed on November 10, 2014.

Page 9 of 14 Pages

CUSIP No. 023850 100

1	NAMES OF REPORTING PERSONS Robert Darwent
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,511,022.66*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,511,022.66*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,511,022.66*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)[X] See Item 5
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.3%†
14	TYPE OF REPORTING PERSON (See Instructions) IN

* The Reporting Person disclaims beneficial ownership as described under Item 5.
† The percentage of the class of Common Stock represented by the shares that are subject to this Schedule 13D is based on an aggregate of 199,291,887 shares of Common Stock outstanding (after giving effect to the issuance of the full 24,511,022.66 shares of Common Stock issuable upon exercise of the Lion Warrants) as of November 3, 2014, which figure is based on information set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014 and filed on November 10, 2014.

Page 10 of 14 Pages

This Amendment No. 12 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on March 23, 2009 by the Reporting Persons, as previously amended by Amendment No. 1 on February 23, 2011, Amendment No. 2 on March 28, 2011, Amendment No. 3 on April 28, 2011, Amendment No. 4 on March 13, 2012, Amendment No. 5 on April 8, 2013, Amendment No. 6 on December 4, 2013, Amendment No. 7 on April 3, 2014, Amendment No. 8 on July 9, 2014, Amendment No. 9 on July 21, 2014, Amendment No. 10 on August 28, 2014 and Amendment No. 11 on December 9, 2014 (the “Schedule 13D”).  Capitalized terms used but not defined herein shall have the respective meanings set forth in the Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

Items 5(a) and 5(b) of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a)      The following disclosure assumes that there are 199,291,887 shares of Common Stock outstanding as of November 3, 2014, which figure is based on information set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014 and filed on November 10, 2014.

(b)      Pursuant to Rule 13d-3 under the Exchange Act, Lion/Hollywood may be deemed to beneficially own 24,511,022.66 shares of Common Stock, which are subject to issuance upon exercise of the Lion Warrants.  On an as-converted basis, the full 24,511,022.66 shares of Common Stock issuable upon exercise of the Lion Warrants would, as of November 3, 2014, constitute approximately 12.3% of the Common Stock outstanding upon such exercise.  As a result of the Investment Voting Agreement (as defined in Item 6), Lion/Hollywood and Mr. Charney may be deemed to constitute a “group” under Rule 13d-5(b)(1) of the Exchange Act that collectively beneficially owns approximately 99,071,836 shares of Common Stock, or 49.7% of the Issuer’s total number of shares of Common Stock outstanding as of November 3, 2014 (after giving effect to the issuance of the full 24,511,022.66 shares of Common Stock issuable upon exercise of the Lion Warrants), for purposes of Section 13(d) of the Exchange Act, based on the information regarding Mr. Charney’s beneficial ownership of shares of Common Stock set forth in the Schedule 13D Amendment No. 15 filing made by Mr. Charney on July 11, 2014.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that Lion/Hollywood is a member of a group with Mr. Charney for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such membership is expressly disclaimed. In addition, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that Lion/Hollywood is the beneficial owner of any Common Stock beneficially owned by Mr. Charney for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

As the sole members of Lion/Hollywood, LCFII, Lion Capital (Guernsey) II Limited (“LCGII”), LCFIIB and LCFIISBS have or share the power to direct the voting of and disposition of any shares of Common Stock deemed to be beneficially owned by Lion/Hollywood.  As a result, each of LCFII, LCGII, LCFIIB and LCFIISBS may be deemed to beneficially own any shares of Common Stock deemed to be beneficially owned by Lion/Hollywood.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of LCFII, LCGII, LCFIIB or LCFIISBS is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed, except to the extent of the pecuniary interest of each of LCFII, LCGII, LCFIIB and LCFIISBS therein.

As the sole general partner of each of LCFII, LCFIIB and LCFIISBS, Lion Capital has the power to direct the voting of and disposition of any shares of Common Stock deemed to be beneficially owned by LCFII, LCFIIB and LCFIISBS.  As a result, Lion Capital may be deemed to beneficially own any shares of Common Stock deemed to be beneficially owned by LCFII, LCFIIB and LCFIISBS.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that Lion Capital is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed, except to the extent of Lion Capital’s pecuniary interest therein.

As founding and designated members of Lion Capital, Messrs. Lea and Darwent have or share the power to direct the voting of and disposition of any shares of Common Stock deemed to be beneficially owned by Lion Capital.  As a result, Messrs. Lea and Darwent may be deemed to beneficially own any shares of Common Stock

Page 11 of 14 Pages

deemed to be beneficially owned by Lion Capital.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of Messrs. Lea or Darwent is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed, except to the extent of the pecuniary interest of each of Messrs. Lea and Darwent therein.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by adding the following after the last paragraph of Item 6:

On December 28, 2014, Lion/Hollywood (i) withdrew its designation of Gene Montesano as a director of the Issuer and designated Lyndon Lea as a replacement director of the Issuer, pursuant to its rights under the Investment Agreement, as amended to date, and (ii) requested that the Board of Directors of the Issuer form a special committee to evaluate strategic alternatives and include Lyndon Lea as a member of such committee.

Page 12 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 29, 2014

LION/HOLLYWOOD L.L.C.
By:	/s/ Jeff Chang
Name: Jeff Chang Title: Vice President

LION CAPITAL FUND II, L.P.
By:	Lion Capital LLP, its General Partner
By:	/s/ Paul Cooper
Name: Paul Cooper Title: Attorney-in-Fact

LION CAPITAL (GUERNSEY) II LIMITED

By:	/s/ Hayley Tanguy
Name: Hayley Tanguy Title: Director

LION CAPITAL FUND II B, L.P.
By:	Lion Capital LLP, its General Partner
By:	/s/ Paul Cooper
Name: Paul Cooper Title: Attorney-in-Fact

LION CAPITAL FUND II SBS, L.P.
By:	Lion Capital LLP, its General Partner
By:	/s/ Paul Cooper
Name: Paul Cooper Title: Attorney-in-Fact

Page 13 of 14 Pages

LION CAPITAL LLP
By:	/s/ Paul Cooper
Name: Paul Cooper Title: Attorney-in-Fact

LYNDON LEA
By:	/s/ Paul Cooper
Name: Paul Cooper Title: Attorney-in-Fact

ROBERT DARWENT
By:	/s/ Paul Cooper
Name: Paul Cooper Title: Attorney-in-Fact

Page 14 of 14 Pages